NEWS RELEASE

August 8, 2017	TSX.V – HNC

Hard Creek corrects financing news

(Vancouver) – Further to the press release issued August 3, 2017, the warrants associated with the unit offering will have a term of three years, not the two years reported. The warrants will have an exercise price of $0.07 in the first year and $0.08 in years two and three. All other details of the financing and share consolidation are as reported August 3.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203, 700 West Pender Street, Vancouver, BC, Canada V6C 1G8 T: 604-681-2300
E: info@hardcreek.com W: www.hardcreeknickel.com